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                                EXHIBIT (a) (7)

                  Text of Press Release Dated January 26, 2001


NEWS RELEASE

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:
A. Thomas Smith III             or                  Ian J. McPheron
800/225-2222                                        800/225-2222
Ext. 6784                                           Ext. 6845


                      VAN KAMPEN PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        CHICAGO (January 26, 2001) -- Van Kampen Prime Rate Income Trust announced today the final results of its tender offer for its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Time, on January 12, 2001.

        The Trust said that 78,351,290 common shares, as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 78,351,290 common shares tendered were purchased at a price of $8.96 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed prior to the date hereof.

        As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Trust commenced operations on October 5, 1989 and had total net assets of approximately $5,704,989,690 as of January 12, 2001.

        Van Kampen Prime Rate Income Trust is advised and distributed by subsidiaries of Van Kampen Investments Inc. ("Van Kampen"). Van Kampen is one of the nation's largest investment management companies with more than $97 billion in assets under management or supervision, as of December 31, 2000. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. Headquartered in the Chicagoland area, Van Kampen is a wholly owned subsidiary of Morgan Stanley Dean Witter (NYSE:MWD).